                    June 2, 2010

Via EDGAR
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	EcoSystem Corporation
Supplemental Responses Submitted March 31 and April 9, 2010 Re Forms 10-K and 10-K/A for
Fiscal Year Ended December 31, 2008 and Filed April 15 and May 20, 2009, respectively
File No. 0-32143

Dear Mr. Reynolds:

I am writing in response to your letter dated April 27, 2010.  The following includes the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Year Ended December 31, 2008

1.	We note your response to prior comment 10 of our letter dated December 30, 2009. It appears that several schedules to Exhibit 10.2 are not filed. Please file the exhibit in its entirety or advise.

Response to Comment 1

Exhibit 10.2 to our 2009 Form 10-K incorporates by reference exhibit 10-a to the Form 8-K that we filed on January 31, 2008.  We are today filing an amendment to that 8-K.  The complete Credit Agreement, including schedules, is attached to the amended 8-K.

2.
We note your response to prior comment 11.  We also note the disclosure in your 2010 10-K that, “on April 15, 2010, the Company entered into an agreement to cancel the 2009 Preferred Equity Investment and all related agreements.”  It is unclear if you plan to file the April 15, 2010 agreement. Please advise.

Response to Comment 2

We are today filing a Form 8-K under Item 1.02 to report the cancellation of the agreements.  The April 15 Cancellation Agreement is attached as an exhibit.

Best Regards,

ECOSYSTEM CORPORATION

/s/ Kevin Kreisler
Kevin Kreisler
Chairman